Exhibit 99.1

Pyxis Tankers Announces Date for the Release of the Second Quarter 2021 Results

and Related Conference Call & Webcast

MAROUSSI, GREECE – August 5, 2021 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), an international pure play product tanker company, today announced the following:

Date of Earnings Release. We will issue our unaudited results for the second quarter ended June 30, 2021 before market opens in New York on Monday, August 9, 2021. We will host a conference call on the same day to discuss the results at 8:30 a.m. Eastern Time.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Pyxis Tankers.”

A telephonic replay of the conference and accompanying slides will be available following the completion of the call and will remain available until Monday, August 16, 2021. To listen to the archived audio file, visit our website http://www.pyxistankers.com and click on Events& Presentations under our Investor Relations page.

Webcast:

A webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events & Presentations page.

Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://event.on24.com/wcc/r/3338967/AB5D981D9F585292A2B6B90A1ABE8551

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi, 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.